Saia-Burgess Electronics Holding AG
Bahnhofstrasse 18 I CH-3280 Murten I Schweiz
P +41 (0)26 672 71 11 I F +41 (0)26 672 71 99 I www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


05009531

Murten, 30.06.2005
Preben Sundenaes I preben.sundenaes@saia-burgess.com
P +41 (0) 26 672 75 27 I F +41 (0) 26 672 71 99

Rule 12g3-2(b) File No. 82-4810

Dear Sirs,

The enclosed press release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Saia-Burgess Electronics Holding AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,



Preben Sundenaes
Group Finance Director

b_sec&ex322004

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Schweiz
T +41 (0)26 672 71 11 | F +41 (0)26 672 71 99 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Press Release
Murten, June 30, 2005

Saia-Burgess Electronics Holding AG

The Board of Directors and the Group Management of Saia-Burgess Electronics Holding AG have noted the announcement by Sumida Corp., Japan, of its intention to make an offer for the whole of the issued share capital of Saia-Burgess at a price of CHF 950.- per share.

The Board of Directors and the Group Management are presently examining this pre-announcement of a takeover bid. Thereafter, the Board of Directors will make a statement to the Saia-Burgess shareholders.

Please address any press enquiries to:

Valeria Poretti-Rezzonico
Director Communication, IR and Marketing
v.poretti@saia-burgess.com
Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, 3280 Murten
Telefon +41 26 672 72 04, Fax +41 26 672 71 99
www.saia-burgess.com

Saia-Burgess Gruppe

Saia-Burgess with its products – switches, actuators, electronic products and electronic controllers – serves important segments within the Automotive and Industry areas as well as infrastructure automation. Development and manufacturing are carried out in own production locations in Europe, North America, Africa and Asia.
In 2004 Saia-Burgess achieved sales of CHF 568.4 Mio with more than 3'719 employees worldwide.
The registered shares of Saia-Burgess (SBEN) are listed on the SWX Swiss Exchange.